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                             May 2, 2024

       Bruce Czachor
       Executive Vice President and Chief Legal Officer
       Piedmont Lithium Inc.
       42 E Catawba Street
       Belmont, NC 28012

                                                        Re: Piedmont Lithium
Inc.
                                                            Post-Effective
Amendment No. 2 to Form S-3
                                                            Filed February 29,
2024
                                                            File No. 333-259798

       Dear Bruce Czachor:

            We have reviewed your correspondence dated April 18, 2024 and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 2 to Post-Effective Amendment on Form S-3

       Exhibits

   1. We note your letter response to prior comment 1 and reissue the comment. Please file the engineering consents
pursuant to Item 1302(b)(4) and Item 601(b)(23) of Regulation S-K
                                                        or clarify the basis
for your belief that you are not required to do so. Refer to Question
                                                        146.07 of Compliance
and Disclosure Interpretations for Regulation S-K which states that consents may not be
incorporated by reference into a registration statement that becomes effective after the
filing of the consent with an Exchange Act document.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Bruce Czachor
Piedmont Lithium Inc.
May 2, 2024
Page 2

       Please contact Cheryl Brown at 202-551-3905 or Daniel Morris at 202-551-3314 with any questions.



                                                        Sincerely,
FirstName LastNameBruce Czachor
                                                        Division of Corporation
Finance
Comapany NamePiedmont Lithium Inc.
                                                        Office of Energy &
Transportation
May 2, 2024 Page 2
cc:       Eric Scarazzo
FirstName LastName